Exhibit 99.1

Merus Reaches Agreement to Acquire Three Cardiovascular Products

TORONTO, Feb. 1, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] announced today that it has entered into an agreement with UCB to acquire rights to Elantan®, Isoket® and Deponit® in Europe and select other markets (the "Acquisition").

These products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease. "This transformational acquisition is a major step forward in our strategy to acquire important established medicines and leverage our scalable commercial platform," stated Barry Fishman, Chief Executive Officer. "These essential products expand our presence in the cardiovascular market, materially increase our revenues, and significantly improve our cash flow".

 Acquisition Benefits

  Established prescription products with proven safety and efficacy, predictable future cash flows, and no patent cliff.
  Leverages existing commercial platform, with over 80 percent of revenue in countries where Merus' existing products are currently sold.
  Products are currently sold in 20 European countries plus Mexico, Turkey and South Korea.
  A variety of formats are available, including tablet, spray, patch and injectable presentations.
  An opportunity exists to launch the products in certain new markets and to expand formulations in existing markets.

 Transaction Highlights

  Merus has agreed to acquire product rights for a one-time payment of €92 million or 2.7 times last 12 months net revenue of approximately €34 million.
  At current exchange rates, the products are expected to generate approximately $22 million in annual EBITDA.
  On an annualized basis, the new products are expected to increase our existing products adjusted EBITDA by approximately 70 percent.
  The acquisition will be funded with cash-on-hand and a new Euro-denominated five year term debt facility (matching where the majority of the product revenue will occur) at an interest rate of 4.5 percent per annum, decreasing as the Company de-leverages.
  All conditions to closing under the purchase agreement, other than payment of the purchase price have been satisfied, and payment of the purchase price and closing are anticipated to be completed during the next five business days.

Amended and Restated Credit Facility

  The new Euro-denominated term debt facility was advanced under an amendment and restatement to the Company's existing credit agreement.
  Pursuant to the terms of the amended credit agreement, the lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, including a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million.
  All of the Company's obligations under the amended facility are guaranteed by all material subsidiaries of the Company and are secured by the material assets of the Company and the assets of, and all equity interests in its material subsidiaries.
  The Company has converted the outstanding debt owing under the original credit agreement entered into in September 2014 into the Euro-denominated term debt facility.

Updated Fiscal 2016 Guidance

  Merus expects adjusted EBITDA for the fiscal year ending September 30, 2016 to be in the $43 million to $46 million range.

Conference Call

The Company will host a conference call today at 4:30 p.m. EST to discuss this announcement. The conference call can be accessed by dialing +1-888-241-0551 and entering conference ID 42244142. International participants may dial +1-647-427-3415.  A replay of the call will be available by dialing +1-855-859-2056.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

About UCB

UCB is a global biopharmaceutical company focused on the discovery and development of innovative medicines and solutions to transform the lives of people living with severe diseases of the immune system or of the central nervous system. With more than 8,500 people in approximately 40 countries, the company generated revenue of €3.3 billion in 2014. UCB is listed on Euronext Brussels (symbol: UCB).

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's 2015 MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions (including the Acquisition), Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 14:52e 01-FEB-16